Exhibit 17

ZORIN Exploration Ltd.
3rd Quarter, 2003 Report to Shareholders

☐	ZORIN retains Waterous & Co. to identify strategic alternatives to maximize shareholder value

☐	Third Quarter 2003 Net Earnings after tax up 10%

☐	Third Quarter 2003 Cash Flows from Operations up 47%

Highlights	For the three month period ended September 30, 2003

		2003	2002	Change

	Financials ($000’s except per share amounts)
	Revenue	$1,142	$921	24%
	Cash flow from operations	$403	$274	47%
	Cash flow from operations per share – basic	$0.02	$0.01
	- diluted	$0.02	$0.01
	Net earnings	$145	$132	10%
Earnings per share	- basic	$0.01	$0.01
	- diluted	$0.01	$0.01
	Capital Expenditures	$650	$259	151%
	Bank Line of Credit	$2,909	$2,744	6%
	Shareholders’ equity	$5,036	$4,457	13%
	Common shares	18,558	18,368	1%
	Operations
	Oil and NGL’s (Bbl/d)	190	252	-24%
	Natural gas (Mcf/d)	1,012	1,036	-2%
	Average daily production (Boepd@6:1)	359	424	-15%

ZORIN 3rd Quarter, 2003 Report to Shareholders

Message to Shareholders

ZORIN EXPLORATION LTD. increased cash flow from operations 47% for the third quarter of 2003 over the same period in 2002.

On September 23, 2003, ZORIN Exploration Ltd. announced that its Board of Directors had unanimously approved the initiation of a process intended to maximize shareholder value, and has retained Waterous & Co. as its advisor and agent to assist the Company in identifying and evaluating strategic alternatives.

The new Second White Specs gas wells placed on production by ZORIN and Husky in late May 2003 at Granlea, Alberta have inspired still further drilling by other operators. The Second White Specs shallow gas horizon is finally being developed, with applications to increase the number of wells per section to 4 from less than 1 well per section across most of the immediate area. These new wells have shown stable production rates of over 200 MCF/d. This will provide substantial additional drilling opportunities and increasing revenues to ZORIN from gas gathering and processing facilities at Granlea, Alberta.

Oil production at Manitou Lake, Saskatchewan has steadily increased production over the quarter up to 214 BOPD in September.

Competition has also arrived in Ohio, with another operator recently shooting seismic on strike, and covering some of ZORIN’s lands north of our Tymochtee Creek field. The competitor drilled two wells with one well being abandoned, and the second partially plugged.

On behalf of the Board of Directors

Wayne R. Toole

Wayne R. Toole - PEng
President and CEO
Calgary, Alberta, Canada                      November 18, 2003

ZORIN 3rd Quarter, 2003 Report to Shareholders

FORWARD-LOOKING STATEMENTS

Statements throughout this quarterly report that are not historical facts may be considered “forward looking statements”. These forward-looking statements sometimes include words to the effect that management believes or expects a stated condition or result. All estimates and statements that describe the Company’s objectives, goals or future plans are forward looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding recoverable reserves, changes in demand and commodity prices for oil and gas, legislative, environmental and other regulatory or political changes, competition in areas where the company operates and other factors discussed in this annual report.

ZORIN 3rd Quarter, 2003 Report to Shareholders

Operations Report

Granlea, Alberta

Gas production was stable compared to the third quarter of 2002 at 1012 Mcf/d. There was little activity at Granlea as all the area operators waited for confirmation of how the new Second White Specs wells would perform since being placed on production in late May 2003. With the good performance both ZORIN and the other major operator in the area have applied to down space the drilling and producing targets allowing for 4 wells per section to be drilled. In the last month, ten new Second White Specs well sites have been prepared by another operator aggressively pursuing the large reserves and high productivity demonstrated in this area. The continued development of this shallow Second White Specs gas field by ZORIN and others will slow our gas production declines and provide increased processing revenues at our Granlea gas facilities. One new 55.5% working interest gas well was tied-in and placed on production at the end of September.

Manitou Lake, Saskatchewan

ZORIN’s six wells at Manitou Lake averaged 182 Bopd (net to ZORIN) through the third quarter of 2003. For the month of September 2003, Manitou Lake production averaged 214 Bopd. New wells at C1-32 and B11-32-44-27W3M were placed on production during the quarter.

Eastern - Ohio

The Hackworth well commenced production late in the third quarter following completion of the Born Battery and water disposal facility. The Born water disposal facility and well are capable of disposing of over 2,800 Bwpd. Oil production from our Ohio property averaged 12 Bopd in September, representing production primarily from the Roszman #1 well.

Management’s Discussion and Analysis

Revenue

ZORIN’s net revenues for the third quarter of 2003 were $1,011 thousand, up 25% from the same period in 2002. These revenues came from oil and gas sales of $946 thousand, and from processing third party gas and other income of $196 thousand, less crown and other royalties of $131 thousand. Compared to the same period in 2002, the increase in revenues was due to natural gas prices being up 85%, at $5.14 per Mcf, and oil prices up 18% to $26.19. Third party processing and other income was also up 51% compared to 2002 as a result of higher throughputs and increased fees. ZORIN’s cash flow from operations was also up 47% to $403 thousand for the third quarter of 2003 compared to the same period in 2002, due to higher commodity prices.

Operating Expenses

Operating expenses incurred in the third quarter of 2003 were $322 thousand, up 7% compared to the same period in 2002, to produce an average of 359 Boe/d, and to process substantially greater third party natural gas volumes at Granlea. Expenses were higher than the third quarter of 2002 due to additional workovers needed on our heavy oil wells. Combined operating costs of $9.75 per Boe were offset 61% with income derived from processing and contract operating

ZORIN 3rd Quarter, 2003 Report to Shareholders

fees of $5.93 per Boe, resulting in a net operating cost of $3.82 per Boe. Significant additional processing revenues at Granlea are expected late in the 4th quarter, as ten more shallow Second White Specs wells and one new Sawtooth gas well are expected to be tied –in by other operators.

Investing Activities

Capital expenditures for the third quarter of 2003 were up 151% from 2002 at $650 thousand. 2003 Capital was spent on the extension of our Granlea gathering system and on drilling and completions at Manitou Lake.

General and Administration

General and administration expenses of $123 thousand were 26% higher in the third quarter of 2003 compared to 2002 with increased accounting, engineering, insurance and outside consulting costs.

Net Income Before Tax

Net Income before tax was up 17% in the third quarter of 2003 at $256 thousand, compared to $220 thousand in 2002. This increase was due to substantially higher oil and gas prices, but moderated by a 90% increase in depreciation and depletion of $270 thousand, for the third quarter of 2003. The higher depletion was largely due to low reserve estimates, based on our December 31, 2002 engineering reports.

Working Capital

The company had a working capital deficiency of $4.0 million at September 30, 2003, compared to a deficiency at the same time in 2002 of $3.1 million (working capital includes all amounts outstanding under ZORIN’s bank Line of Credit plus any short term debt). ZORIN had no long-term debt at the end of the third quarter of 2003 or 2002.

Average Daily Production

ZORIN’s average daily production of 359 Boe/d in the third quarter of 2003 was 15% lower than the average production in 2002 over the same period, (using a 6:1 ratio of gas to Boe’s). Natural gas production for the third quarter of 2003 was down 2% compared to the same period in 2002. Oil production also decreased 24% from 252 Bopd in the third quarter of 2002 to 190 Bopd during the third quarter of 2003. Manitou Lake oil production averaged 182 Bopd during the third quarter of 2003, while September production was back up to 214 BOPD. ZORIN’s production was comprised of 44% natural gas and 56% oil in the third quarter of 2003.

ZORIN 3rd Quarter, 2003 Report to Shareholders

KEY PERSONNEL & DIRECTORS

Wayne R. Toole, PENG – Pres., CEO & Director

Denyce D. Lundeen, CGA - CFO & Director

Donald J. Andrews, QC – Director

Robert Rooney, LLB – Director

Michael J. Hopkins, LLB – Director

Alex Pochmursky, PENG, MBA – Director

Brad D. Markel, LLB - Corporate Secretary

Murielle J. Fisette - Corporate Administrator

Auditors: Ramsay, Dalton & Co.

Bank: Alberta Treasury Branches

Transfer Agent: Computershare Trust Co. of Canada

Exchange Listing: TSX Venture Exchange Symbol: ZEL

For Further Information: Phone:		(403) 266-4445	Fax: (403) 233-7295
e-mail:	info@zorinex.com
Web Page:	www.zorinex.com
Address:	2350, 801 - 6th Ave. S.W. Calgary, AB, T2P 3W2

ZORIN 3rd Quarter, 2003 Report to Shareholders

ZORIN Exploration Ltd
Consolidated Balance Sheet
(Unaudited) (thousands)

	September	Dec 31
	2003	2002

ASSETS
CURRENT ASSETS
Cash	—	—
Accounts receivable	597	741
Prepaids	124	110

	721	851

CAPITAL ASSETS
Cost	14,663	12,533
Accumulated depreciation & depletion	(4,188)	(3,468)

Net	10,475	9,065

	$11,196	$9,916

LIABILITIES
CURRENT LIABILITIES
Accounts payable	1,476	$1,071
Operating Line-of-credit	2,909	339
Income tax payable	2,744	178

	4,724	3,993

Future income tax liability	1,234	1,290
Provision for site restoration costs	202	176

	1,436	1,466

SHAREHOLDERS’ EQUITY
Capital stock	2,560	2,527
Retained earnings	2,476	1,930

	5,036	4,457

	$11,196	$9,916

ZORIN 3rd Quarter, 2003 Report to Shareholders

ZORIN Exploration Ltd
Consolidated Statement of Income and Retained Earnings
                        For the Three and Nine Months Ended September 30
(Unaudited) (thousands)

	2003	2002	2003	2002

	3 months		9 months

REVENUE
Oil and gas sales	946	$791	3,216	$2,604
Less royalties	(131)	(116)	(444)	(336)
	815	675	2,772	2,268
Gas processing and other income	196	130	417	371

	1,011	$805	3,189	$2,639

EXPENSES
Operating	322	$301	985	$852
General and administrative	123	98	379	274
Depletion & depreciation	270	142	748	901
Interest expense	40	44	112	122

	755	$585	2,224	$2,149

INCOME BEFORE TAXES	256	$220	$965	$490
INCOME AND OTHER TAXES
Current	123	$88	475	$192
Future	(12)	0	(56)	—

	111	88	419	192

Net Income	145	132	$546	298
Retained earnings - Beginning of period	2,331	1,744	1,930	1,578
Retained earnings - End of period	$2,476	$1,876	2,476	$1,876

Net Income per Share
Basic	0.01	0.01	0.03	0.02
Diluted	0.01	0.01	0.03	0.02

ZORIN 3rd Quarter, 2003 Report to Shareholders

ZORIN Exploration Ltd
Consolidated Statement of Cash Flow
For the Three and Nine Months Ended September 30
(Unaudited) (thousands)

	2003	2002	2003	2002

	3 months		9 months
OPERATING ACTIVITIES
Net income for the period	145	$132	$546	$298
Items not affecting cash
Depreciation and depletion	270	142	748	901
Future income taxes	(12)	—	(56)	—

Cash Flow from Operations	403	274	$1,238	1,199
Changes in non-cash working capital	162	(246)	696	(432)

	$565	$28	$1,934	$767

FINANCING ACTIVITIES
Issuance of shares	3	141	33	871

	$3	$141	$33	$871

INVESTING ACTIVITIES
Oil and gas expenditures	$(650)	$(259)	(2,132)	$(2,227)
Furniture & Fixtures	—	—	—	—

	(650)	(259)	(2,132)	(2,227)
INCREASE/(DECREASE) IN CASH	(82)	(90)	(165)	(589)
Bank Indebtedness at beginning of period	(2,827)	(3,097)	(2,744)	(2,598)

Bank Indebtedness at the end of period	(2,909)	(3,187)	(2,909)	(3,187)

ZORIN 3rd Quarter, 2003 Report to Shareholders

Notes to Financial Statements

Accounting Policies

The interim financial statements of ZORIN Exploration Ltd. (the “Company”) have been prepared following the same accounting policies and methods of computation as the financial statements of the Company for the year ended December 31, 2002. The disclosures provided below are incremental to those included with the annual financial statements and certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. These interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company’s annual report for the year ended December 31, 2002.

Operating Line-of-Credit

All of the Company’s debt is in the form of a line of credit, containing no specific principal repayment terms. As of January 1, 2002 this debt was reclassified to a current liability. ZORIN currently has a $3.475 million operating line-of-credit.

Share Capital

(thousands)	Number	Amount

Common Shares
Balance at December 31, 2002	18,408	$2,527
Issued on exercise of stock options	150	$26
Issued through private placement	—	—
Share issue expense	—	—

Balance at September 30, 2003	18,558	$2,553

Warrants
Balance at September 30, 2003	1,660	$7

Total capital stock		$2,560

a) Earnings and cash flow per share

At September 30, 2003, there were 18,558,000 common shares of the Company outstanding; this number was used for basic per share calculations.

At September 30, 2003, there were 18,560,833 diluted common shares of the Company calculated as outstanding; this number was used for diluted per share calculations.

ZORIN 3rd Quarter, 2003 Report to Shareholders

b) Stock options

At September 30, 2003, the fair market value of the Companies outstanding stock options was $850, using the Black and Scholes model.

The following table sets forth a reconciliation of the stock option plan activity through to September 30, 2003.

		Weighted average
(thousands)	Number of options	exercise price

Balance, December 31, 2002	1,552	$0.56
Granted	0	—
Exercised and Expired	150	$0.26

Balance, September 30, 2003	1,402	$0.59

Supplemental Cash Flow Information

Changes in non-cash working capital

	September 30, 2003	September 30, 2002

Nine months ended ($ Thousands)
Accounts receivable	144	(28)
Prepaids	(14)	—
Accounts payables	405	(520)
Income and other taxes payable	161	116

	696	(432)

Financial Instruments
Commodity Price Contracts

The Company did not have any financial instruments in effect during the quarter.